Exhibit 99.3

Cenovus E N E R G Y Notice of Annual Meeting and Notice of Availability of Meeting Materials You are receiving this notice as a registered shareholder of Cenovus Energy Inc. (“Cenovus” or the “Corporation”). Cenovus has decided to use notice and access to deliver materials to shareholders in connection with its 2024 annual meeting of shareholders (the “Annual Meeting”). As such, the Corporation is providing you with electronic access to its Management Information Circular dated March 6, 2024 (the “Management Information Circular”) and the Corporation’s 2023 Annual Report (which includes its audited consolidated financial statements for the fiscal year ended December 31, 2023 and related management’s discussion and analysis), instead of mailing paper copies, as permitted by Canadian securities regulators. You will receive a form of proxy with this notice so you can vote your shares. Notice and access is a more environmentally friendly and cost effective way to deliver the Management Information Circular and 2023 Annual Report (collectively, the “Meeting Materials”), as it will help reduce paper use and will also reduce the cost of printing and mailing materials to shareholders. Notice is hereby given that the Annual Meeting of Cenovus will be held: When: May 1, 2024 Where: Virtual 11:00 a.m. (Calgary time) https://web.lumiagm.com/424902861 for the following purposes, as further described in the “Business of the Meeting” section of the Management Information Circular: 1. Receive the consolidated financial statements of Cenovus, together with the auditor’s report thereon, for the year ended December 31, 2023. 2. Appoint the auditor of the Corporation. 3. Elect directors of the Corporation. 4. Accept a non-binding advisory shareholder resolution on the Corporation’s approach to executive compensation. 5. Amend and reconfirm the Corporation’s Shareholder Rights Plan. 6. Transact such other business as may properly be brought before the meeting or any adjournments thereof.

How to Request a Paper Copy of the Meeting Materials Registered shareholders may request to receive a paper copy of the Meeting Materials by mail at no cost for up to one year from the date the Meeting Materials were filed on SEDAR+. Requests for paper copies may be made using your control number as it appears on your enclosed form of proxy. To request a paper copy of the Meeting Materials before the meeting date, please call the number below and follow the instructions: Toll free, within North America: 1-866-962-0498 Outside of North America: 1-514-982-8716 To request a paper copy after the meeting date, please call1-403-766-7711 If you do request a paper copy of the Meeting Materials, please note that you will not receive another form of proxy; please retain your current form of proxy for voting purposes. To ensure you receive the paper copy of the Meeting Materials in advance of the voting deadline and meeting date, we estimate that your request must be received no later than 5:00pm Eastern Daylight Time on Monday, AprillS, 2024. Cenovus will only provide paper copies of the Meeting Materials to shareholders who have standing instructions to receive, or for whom Cenovus has otherwise received a request to provide, paper copies of materials. voting PLEASE NOTE- YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must vote using the methods reflected on your enclosed form of proxy. Computershare must receive your completed form of proxy no later than 11:00 a.m. Calgary time on April29, 2024 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and statutory hoi idays) before the time of the adjourned or postponed meeting. PLEASE REVIEW THE MANAGEMENT INFORMATION CIRCULAR PRIOR TO VOTING The Meeting Materials and other relevant materials are available at: www.cenovus.com/annual-meeting-materialsor www.sedarplus.ca If you have any questions about notice and access, please call (toll free) 1-866-964-0492